FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company
Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8

2.	Date of Material Change
August 29, 2018

3.	News Release
The news release was disseminated on August 29, 2018 through Canada Newswire.
4.     Summary of Material Change
Ballard Power Systems Inc. (“Ballard”) announced the signing of agreements in Jinan, China with Weichai Power Co., Ltd. (“Weichai”) and Zhongshan Broad-Ocean Motor Co. Ltd. (“Broad-Ocean”), consisting of the following: (1) a definitive subscription agreement with Weichai under which it subscribes for that number of common shares in the capital of Ballard (“Common Shares”) as will represent, on completion of the transaction, 19.9% of the outstanding Common Shares; (2) a framework agreement with Weichai providing for the establishment of a fuel cell joint venture (“JV”) to support China’s burgeoning fuel cell electric vehicle (“FCEV”) market in bus, commercial truck and forklift applications; and (3) a definitive subscription agreement with Broad-Ocean under which it subscribes for that number of Common Shares as will represent, on completion of the transaction and when added to the Common Shares already held by it, 9.9% of the outstanding Common Shares. Completion of the transactions is subject to negotiation of definitive agreements under the framework agreement in respect of the JV, receipt of all required regulatory approvals and other customary closing conditions.
5.1     Full Description of Material Change
Ballard announced the signing of agreements in Jinan, China with Weichai and Broad-Ocean consisting of the following:

(1)
A definitive subscription agreement with Weichai (the “Weichai Subscription Agreement”) under which it subscribes for that number of common shares in the capital of Ballard (“Common Shares”) as will represent, on completion of the transaction, 19.9% of the outstanding Common Shares. The per share price to be paid under the subscription agreement is US$3.5464, representing a 15% premium to the volume-weighted average trading price of the Common Shares on the NASDAQ for the 30 trading days ending on August 28, 2018. It is currently estimated that 45,949,176 Common Shares will be issued to Weichai for gross proceeds to Ballard of approximately US$163 million. The Weichai Subscription Agreement includes a form of investor rights agreement between Ballard and Weichai, to come into effect on completion of the Weichai Subscription, under which:

(i)
Weichai’s Common Shares are subject to a two-year restriction on disposition (subject to customary exceptions for non-arm’s length transfers and participation in material transactions involving Ballard);

(ii)	Weichai will have the right to nominate 2 directors to Ballard’s board of directors;

(iii)	Weichai is entitled to pre-emptive rights to maintain its ownership position at 19.9%;

(iv)	Weichai is subject to a two-year “standstill” under which it is prohibited from increasing its share ownership or seeking to increase its representation on the Ballard board of directors; and

(v)
Weichai has committed that, if a change of control transaction is proposed that the Ballard board wishes to entertain, Weichai will either make a superior competing proposal or will support the proposed change of control transaction.

Completion of the Weichai Subscription is subject to negotiation and execution of definitive agreements under the framework agreement in respect of the JV, receipt of all required regulatory approvals and other customary closing conditions.

(2)
A framework agreement with Weichai providing for the establishment of the JV to support China’s burgeoning FCEV market in bus, commercial truck and forklift applications. The framework agreement contemplates the negotiation and execution of the following principal agreements:

(i)
a joint venture agreement establishing and governing the JV under which the parties will agree on a business plan, the parties are required to fund the JV in accordance with their pro-rata interest and Ballard will be entitled to 2 of 5 board seats;

(ii)
a R&D Agreement under which Ballard will design and develop liquid-cooled PEM fuel cell stacks and modules for a total fee of approximately US$90 million. The JV will be exclusively entitled to commercially exploit the products developed under the R&D agreement in China, while Ballard will retain exclusive rights to commercially exploit the products outside China;

(iii)	a Technology Licence under which Ballard grants the JV a non-exclusive royalty-free licence to Ballard’s background technology incorporated into the products it develops for the JV;

(iv)	a MEA Supply Agreement under which the JV will purchase the membrane electrode assemblies required for its PEM fuel cells exclusively from Ballard; and

(v)	a supply agreement under which Weichai will place purchase orders with Ballard for not less than 2,000 fuel cell modules.
Ballard, Weichai and Broad-Ocean have reached agreement that as soon as practicable after the formation of the JV, Ballard will transfer 10% of its interest in the JV to Broad-Ocean. After completion of the transfer, the interest of the parties in the JV will be: Weichai – 51%; Ballard – 39% and Broad-Ocean – 10%

(3)
A definitive subscription agreement with Broad-Ocean under which it subscribes for that number of Common Shares as will represent, on completion of the transaction and when added to the Common Shares already held by it, 9.9% of the outstanding Common Shares. Broad-Ocean will be paying the same per share price of US$3.5464. It is currently estimated that 5,609,138 Common Shares will be issued to Broad-Ocean for gross proceeds to Ballard of approximately US$20 million. Completion of the subscription is subject to completion of the Weichai subscription, receipt of all required regulatory approvals and other customary closing conditions.

The transactions are expected to close in 2018.
For further details, the Weichai subscription agreement has been filed as a Ballard material contract with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is publicly accessible under Ballard’s filings on those websites.
5.2     Disclosure for Restructuring Transactions
Not applicable.
6.     Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
7.     Omitted Information
Not applicable.

8.     Executive Officer
Kerry Hillier, Corporate Secretary
Telephone: (604) 454-0900
kerry.hillier@ballard.com
9.     Date of Report
September 4, 2018.